CERES GROUP, INC.
17800 ROYALTON ROAD
CLEVELAND, OHIO 44136
440-878-2953
440-878-3600 (fax)

July 22, 2005

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C.
Attn: Ibolya Ignat, Staff Accountant

Re:	Ceres Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 18, 2005 File No. 000-08483

Dear Ms. Ignat:

We are in receipt of your comment letter to Ceres, dated July 13, 2005, regarding the SEC’s limited review of Ceres’ Form 10-K for the year ended December 31, 2004. Per our telephone conversation yesterday, Ceres respectfully requests additional time to respond to the SEC’s comments as we are currently in the middle of our quarter close, the release of our earnings and the drafting of our Form 10-Q for the quarter ended June 30, 2005. The Company takes this comment letter seriously and the additional time would allow us to dedicate the appropriate resources and time to respond appropriately. As such, Ceres respectfully requests an additional two weeks to respond and therefore, we will respond to these comments by August 9, 2005.

Thank you for your consideration of our request and we look forward to working with you. If you have any questions, please feel free to call me at 440-878-2953.

Very truly yours,

/s/ Kathleen L. Mesel

Kathleen L. Mesel
Executive Vice President, General Counsel
and Corporate Secretary

cc:	Thomas J. Kilian, CEO and President David I. Vickers, Executive Vice President and CFO